Exhibit 99.1
China Finance Online Hosted Shanghai-Themed Investment Forum
Beijing, China, June 18, 2010 — China Finance Online Co., Ltd. (“China Finance Online”,” the Company”) (NASDAQ: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced that stockstar.com, a leading securities web portal owned by the Company, successfully hosted Shanghai-themed investment forum “Shanghai Triumph”, for Chinese investors from May 17th through June 12th.
In response to the State Council’s strategic plan to build Shanghai into a global financial center by 2020, Shanghai Triumph forum facilitated open discussions, evaluations and rankings of publicly listed companies which are closely related to the city of Shanghai, based on various financial metrics, as well as fair evaluation standards and stringent voting procedure. These 164 publicly listed companies that are either registered in or have substantial operations concentrated in Shanghai, were selected from various industries such as financial services, real estate, shipping, manufacturing etc. Based on online voting and specialist assessment, awards were given for “Best Earning Power”, “Best Return on Investment”, “Best Dividend Program” and other 5 categories. China Finance Online also hosted award ceremony on June 12th, which attracted a large number of academics and government officials, and senior executives from approximately 150 public companies.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, stated, “While World Expo is bringing global attention to Shanghai, we are also very excited to have organized and hosted this Shanghai-themed investment forum. Shanghai Triumph gained considerable popularity by attracting well over 1 million votes and coverage from 40 media reports throughout the event. More importantly, to further complement our product offerings, we continue to introduce innovative and interactive web-events to engage and educate vast Chinese retail investors to discover undervalued companies, identify best practices and discuss sustainable investment theories. On the other side, we continue to leverage our brand name to cement our relationships with public companies and financial media to generate buzz and attract more investors to register on our evolving ‘one-stop’ financial information platform.”
About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contact:
In China:
Melissa Zhang
Investor Relations
China Finance Online Co., Ltd.
ir@jrj.com
In the United States:
Kevin Theiss
Grayling
646-284-9409
kevin.theiss@grayling.com

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